Ameriguard Security Services, Inc.	5470 W. Spruce Avenue, Suite 102 Fresno, CA 93722

July 11, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Patrick Kuhn

Linda Cvrkel

Jennie Beysolow

Jennifer López Molina

Re:	Ameriguard Security Services, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 19, 2023

File No. 333-271200

Dear Sir or Madam:

Ameriguard Security Services, Inc. (the “Company”) is hereby responding to your recent review letter addressed to Lawrence Garcia, Chief Executive Officer of the Company, dated June 14, 2023 (the “SEC Letter”), and is filing amendment number 2 (the “Amendment”) to the Registration Statement on Form S-1/A (the “Registration Statement”). This response letter addresses the concern you have expressed. The following numbered response correspond to the comment number in the SEC Letter.

Amendment No. 1 to Registration Statement on Form S-1 filed May 19, 2023

Cover page

1. We note your response to comment 1. Please revise to provide an accurate calculation of the aggregate net proceeds or clarify how you arrived at your net proceeds calculation. In this regard, we note that the fixed price used for the calculation is different from the fixed price disclosed on the third paragraph. Please also revise to ensure consistency throughout your registration statement, as we note placeholders for the fixed price in the Plan of Distribution section.

We have revised the disclosure to provide an accurate calculation and included a consistent fixed price throughout.

Prospectus Summary

Corporate History, page 1

2. Refer to comment 33. Please reconcile your disclosure of the $450,000 cost of the Company’s purchase of AGSS to your disclosure in Note 3 on pages F-9 and F-19 where you disclose the purchase of AGSS at $5,000,000 and with the $500,000 cost disclosed in Note 7 on page F-11 and revise as necessary.

We have reconciled our disclosure throughout the Amendment.

Impact of COVID, page 6

3. We note your response to comment 5 that the actual cost of the increased overtime was not material to your overall operations for the year ending December 2022. However, your disclosure on page 6 states that you experienced “increased overtime expenses to levels never before seen.” Please revise to ensure consistency throughout your disclosure. Business, page 19

After further review we agree that the statement about OT is not necessary in this paragraph and it was removed.

4. We note your response to comment 13 and reissue in part. Please revise here and in your Management’s Discussion and Analysis section to provide a concise summary of the material terms of your current contracts including the four federal contracts discussed in your Notes to the Financial Statements and any material portion of your government business that may be subject to termination or renegotiation at the election of the Government.

We modified the paragraph slightly for grammar and added a schedule of the contracts effective for the year ending December 31, 2022. We have updated the carve out contracts paragraph under Risk Factors on page 5 and the Notes to the Financial Statements on F-11 to reflect a concise summary of the material terms of our four federal contracts. The Management’s Discussion and Analysis section does not discuss the contracts in this manner. We focused on variances between the two years’ revenues as well as forward looking statements. We believe that the disclosure under Risk Factors as well as the Notes to Financial Statements adequately covers the federal contracts.

5. We note your response to comment 14 and reissue in part. Please revise here and elsewhere as appropriate, to clearly state that you do not have any agreements with potential acquisition targets, as you do in your response. In this regard, we note your disclosure on page 21 that you have abandoned the purchase of TransportUS, Inc., but also on page 28 that in the second quarter of operations from April to June 30, 2023, your focus will be to acquire a guard company.

We have clarified that we currently have no agreements with potential acquisition targets and have updated our operations timeline.

Liquidity and Capital Resources, page 25

6. You disclose that during the three months ending March 31, 2023, operations generated a net decrease in cash of approximately $441,000 while cash used from general operations was approximately $344,000. Please revise to disclose that your net loss of $442,996 resulted in a net decrease in cash while other cash flows from operating activities resulted in a $343,000 decrease in cash.

We agree with our comments and have made the changes to the paragraph referenced.

Management’s Discussion and Analysis and Results of Operations

Results of Operations for the three months ending March 31, 2023, page 25

7. The amount of the change in total cost of services during the first three months of 2023 as compared to the comparable period of the prior year of $232,300 does not agree to the change indicated by your income statements for these periods on page F-14 of approximately $297,000. Additionally, the increase in operating expenses for the first quarter of 2023 as compared to this same period of 2022 of $385,000 does not agree to the amount indicated by your income statements on page F-14 of approximately $322,000. Additionally, your net loss in the first quarter of 2023 of $441,000 as disclosed on page 25 does not agree to the amount per your income statement on page F-14. Please reconcile and revise these disclosures.

We agree with your comments and corrected our comments in the effected paragraphs referenced.

Description of Securities

Preferred Stock, page 31

8. We note your response to comment 27 and reissue in part. Please revise your cover page and prospectus summary to discuss the disparate voting rights of future stockholders of series A preferred shares.

We have added disclosure in the Amendment regarding the disparate voting rights that could be afforded future holders of the Series A-1 Preferred Stock.

Directors, Executive Officers and Corporate Governance, page 33

9. Please revise the disclosure in this section as of the most recent practicable date, rather than the December 31, 2021 date provided. Please also revise to include General Russel Honoré separately in the table, as required by Item 403 of Regulation S-K. Lastly, please revise the signature page to include Mr. Honoré in his director capacity. Please refer to Instruction 1 to Signatures to Form S-1.

We have changed the applicable dates to a more recent date and added General Russel Honoré where required.

Financial Statements

Statements of Cash Flows, page F-6

10. We note the changes made to your cash flow statement in response to comment 29. Please revaluate your classification of your various categories of cash flows. We note for example, that you present depreciation expense, a non-cash adjustment to net income/loss, as an investing activity instead of operating activity, the purchase of AGSS is presented as a financing activity instead of an investing activity, and a change in an operating lease liability is presented as investing activity while a change in an operating lease asset is presented as financing activity. Please revise your classification of these cash flows or explain why you do not believe this is required. In addition, correct as necessary your statement of cash flows for the quarter ended March 31, 2023. We note, for example, that your statement of cash flows for this period presents loan principle payments as investing activities. For guidance, refer to ASC 230.

We have rearranged the Cashflow statement as requested.

11. Please explain how the change in operating lease liability of $(79,358) and the change in operating lease asset of $71,049 relate to the amounts presented on your balance sheets. For example, please explain the nature and amounts of the transactions that resulted in the changes in the operating lease asset and liabilities such as lease payments or depreciation and indicate the amounts of such transactions.

We have addressed the nature and amounts of the transactions in our notes under operating leases on F-8.

12. Considering the significant changes to your statements of cash flows for the year ended December 31, 2021, please tell us why you have not included the disclosures required by ASC 250-10-50-7 regarding the correction of an error in the notes to your financial statements.

We believe that ASC 250-10-50-7 does not apply to us. We have not had any accounting changes and error corrections as described in this section.

Financial Statements as of and for the Three Months Ended March 31, 2023, page F-13

13. Please label your interim March 31, 2023 financial statements as unaudited.

We have added the “unaudited” label where appropriate.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Lawrence Garcia
Lawrence Garcia

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